Filed pursuant to Rule 433

Registration Statement No. 333-158199-10

February 2, 2011

2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) ETN

2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked on a leveraged basis to the return of a market index. We intend to list the ETNs on NYSE Arca so investors can trade the ETNs at their market price. The ETNs are designed to provide investors with leveraged exposure to a merger arbitrage investment strategy by tracking the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “CS MA Liquid Index” or the “Index”), an index that is calculated intraday and attempts to reflect the returns that would be generated by a merger arbitrage investment strategy. The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the Index and of seeking monthly compounded leveraged investment results.

ETN Details

ETN ticker	CSMB

Intraday indicative value ticker	CSMB.IV

Bloomberg index ticker	CSLABMN

CUSIP	22542D753

Primary exchange	NYSE Arca

Leverage factor	2.0

ETN annual investor fee	0.55%

ETN leverage charge	1M Libort-1 + 0.95%

ETN inception date	February 10, 2011

Underlying Index	Credit Suisse Merger Arbitrage
Liquid Index (Net)

Merger Arbitrage Strategy Focus

  Designed to capture the spread, if any, between the price at which the stock of a company, the target, trades after a proposed acquisition of such target is announced, and the price which the acquiring company, the acquirer, has proposed to pay for the target.

  Potential gains realized when deals are completed, and potential losses incurred when deals break.

Leverage Methodology

  Provides leveraged exposure to changes in the monthly closing level of the Index (as adjusted for costs and fees) on such day, increasing exposure in response to that month's gains or reducing exposure in response to that month's losses. Therefore, the performance of the ETNs over months or years can differ significantly from the performance of the Index during the same period of time.

  The closing value of the ETN will take into account twice the monthly return of the closing level of the Index, minus the accrued fee amount, the leverage amount, and leverage charge.

Index Performance Characteristics
(December 31, 2009 – January 31, 2011)

Credit Suisse Merger Arbitrage Liquid Index (Net)

1 Month	2.24%

3 Month	1.95%

6 Month	4.00%

YTD	2.24%

Annualized Volatility	4.89%

Sharpe Ratio†	1.84

† Sharpe ratio calculated using U.S. 90 day Treasury Bill rates.

The above graph sets forth the historical performance of the Index from December 31, 2009 through January 31, 2011. The index rules were revised on September 1, 2010 and therefore, the index performance and Index levels prior to such date do not reflect the modification of the index rules that took place on that date. Historical performance is not indicative of future performance. Credit Suisse Merger Arbitrage Liquid Index (Net) includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not include the annual investor fee, the leverage charge and the accrued fee amount associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse. The historical index performance does not reflect how a monthly compounding leveraged investment (such as the ETNs) would have performed over the same period of time.

Sources: Credit Suisse Alternative Capital, Inc. (“Credit Suisse”), Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third party sources and makes no representations of warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index.

2x Monthly Leveraged Credit Suisse Merger Arbitrage Liquid Index (Net) ETN

CS MA Liquid Index Overview

  The CS MA Liquid Index attempts to reflect the returns that would be generated by a merger arbitrage investment strategy in accordance with the Index rules to reflect publicly announced merger and acquisition transactions meeting certain conditions.
  The Index is calculated intraday and benefits from transparent rules-based construction.

Index Positions
(December 2009 – January 2011)

CS MA Liquid Index Model – The Index Methodology*

Liquidity Constraints	■	Narrow deal universe to include only North American and Western European merger and acquisition deals with the following liquidity features:
		–	Target has market cap of > $500 M
		–	Target has sufficient trading volume
		–	Acquirer for stock, and cash and stock deals is easy to borrow

Arbitrage Constraints	■	Apply systematic constraints intended to ensure deals have arbitrage potential:
		–	Positive acquisition premium
		–	Offer is for substantially all shares outstanding of target
		–	Acquirer does not already own substantially all of the target’s shares

Weight and Rebalancing	■	Incorporate rebalancing procedure and risk constraints:
		–	Rebalancing occurs when an index component is added to the Index
		–	Deals are asset weighted capped
		–	Leverage and short exposure are constrained
		–	Turnover is controlled through rebalancing procedures

* The above index methodology is a general summary of the rules governing the Index and exceptions to this summary may apply under certain defined circumstances. Please see the full description of the Index in the applicable pricing supplement.

Selected Investment Considerations

  We intend to list the ETNs on NYSE Arca under the symbol “CSMB”. If an active secondary market in the ETNs develops, we expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.

  Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse.
  Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

  The performance of the Index may not be entirely representative of the performance of the merger arbitrage strategy and there is no assurance that the strategy on which the Index is based will be successful.

  The ETNs are designed to reflect a leveraged exposure to the performance of the Index on a monthly basis, but their returns over longer periods of time can, and most likely will differ significantly from two times the performance of the Index, and returns on the ETNs may be negatively impacted in complex ways by volatility of the Index on a monthly basis. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the Index and of seeking monthly compounded leveraged investment results. Investors should actively and frequently monitor their investments in the ETNs.

  The ETNs do not have a minimum redemption or repurchase amount and are fully exposed on a leveraged basis to any decline in the CS MA
  Liquid Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient, taking into account the leveraged factor, to offset the applicable fees and charges.

  We have the right to repurchase your ETNs in whole but not in part on any business day during the term of the ETNs. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

  Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

  An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

For Additional Information

Americas	Effeson Hailemichael	+1 212 325 4285
	Griffin Wetmore	+1 212 538 8495

Email	ir.betastrategies@credit-suisse.com
Website	www.credit-suisse.com/notes

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, relevant product supplement if applicable, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010311000395/dp20959_424b2-etn4.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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